FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)
Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M. Michel Robitaille
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102
Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada
* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the “Annual Report”) as follows:
The following additional exhibits are hereby added to the Annual Report:
Exhibit:
(99.5)	Monthly Report on Financial Transactions as at July 31, 2006.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 3 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON

Name:	Bernard Turgeon
Title:	Associate Deputy Minister
Date: September 27, 2006